UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Targanta Therapeutics Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87612C100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87612C100	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON T2C2/Bio 2000, société en commandite
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Québec

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares
6. SHARED VOTING POWER 1,051,954 shares (2)
7. SOLE DISPOSITIVE POWER 0 shares
8. SHARED DISPOSITIVE POWER 1,051,954 shares (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,954 shares (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (3)
12.	TYPE OF REPORTING PERSON PN

(1)

This Schedule 13G is filed by T2C2/Bio 2000, société en commandite, Gestion T2 C2/Bio, s.e.c., Gestion T2C2/Bio Inc. and Dr. Bernard Coupal (collectively, the “T2C2 Parties”). The T2 C2 Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Consists of 1,014,557 shares of Common Stock and warrants exercisable within sixty days to purchase 37,397 shares of Common Stock held by T2C2/Bio 2000, société en commandite. Dr. Bernard Coupal is the President of Gestion T2C2 /Bio Inc., the general manager of Gestion T2C2 /Bio, s.e.c., which is the general partner of T2C2/Bio 2000, société en commandite, and as such may be deemed to hold voting and dispositive power with respect to all shares of Common Stock held by T2C2/Bio 2000, société en commandite. Dr. Coupal disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(3)

This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of December 31, 2007), as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008, plus 37,397 shares of common stock issuable under a fully exercisable warrant owned by T2C2/Bio 2000, société en commandite.

CUSIP No. 87612C100	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON Gestion T2C2/Bio, s.e.c.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Québec

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares
6. SHARED VOTING POWER 1,051,954 shares (2)
7. SOLE DISPOSITIVE POWER 0 shares
8. SHARED DISPOSITIVE POWER 1,051,954 shares (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,954 shares (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (3)
12.	TYPE OF REPORTING PERSON PN

(1)	This Schedule 13G is filed by the T2C2 Parties. The T2C2 Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 1,014,557 shares of Common Stock and warrants exercisable within sixty days to purchase 37,397 shares of Common Stock held by T2C2/Bio 2000, société en commandite. Dr. Bernard Coupal is the President of Gestion T2C2 /Bio Inc., the general manager of Gestion T2C2 /Bio, s.e.c., which is the general partner of T2C2/Bio 2000, société en commandite, and as such may be deemed to hold voting and dispositive power with respect to all shares of Common Stock held by T2C2/Bio 2000, société en commandite. Dr. Coupal disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(3)

This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of December 31, 2007), as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008, plus 37,397 shares of common stock issuable under a fully exercisable warrant owned by T2C2/Bio 2000, société en commandite.

CUSIP No. 87612C100	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON Gestion T2C2/Bio Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Québec

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares
6. SHARED VOTING POWER 1,051,954 shares (2)
7. SOLE DISPOSITIVE POWER 0 shares
8. SHARED DISPOSITIVE POWER 1,051,954 shares (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,954 shares (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (3)
12.	TYPE OF REPORTING PERSON CO

(1)	This Schedule 13G is filed by the T2C2 Parties. The T2C2 Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 1,014,557 shares of Common Stock and warrants exercisable within sixty days to purchase 37,397 shares of Common Stock held by T2C2/Bio 2000, société en commandite. Dr. Bernard Coupal is the President of Gestion T2C2 /Bio Inc., the general manager of Gestion T2C2 /Bio, s.e.c., which is the general partner of T2C2/Bio 2000, société en commandite, and as such may be deemed to hold voting and dispositive power with respect to all shares of Common Stock held by T2C2/Bio 2000, société en commandite. Dr. Coupal disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(3)

This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of December 31, 2007), as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008, plus 37,397 shares of common stock issuable under a fully exercisable warrant owned by T2C2/Bio 2000, société en commandite.

CUSIP No. 87612C100	13G	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON Dr. Bernard Coupal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 shares
6. SHARED VOTING POWER 1,051,954 shares (2)
7. SOLE DISPOSITIVE POWER 0 shares
8. SHARED DISPOSITIVE POWER 1,051,954 shares (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,954 shares (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (3)
12.	TYPE OF REPORTING PERSON IN

(1)	This Schedule 13G is filed by the T2C2 Parties. The T2C2 Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consists of 1,014,557 shares of Common Stock and warrants exercisable within sixty days to purchase 37,397 shares of Common Stock held by T2C2/Bio 2000, société en commandite. Dr. Bernard Coupal is the President of Gestion T2C2 /Bio Inc., the general manager of Gestion T2C2 /Bio, s.e.c., which is the general partner of T2C2/Bio 2000, société en commandite, and as such may be deemed to hold voting and dispositive power with respect to all shares of Common Stock held by T2C2/Bio 2000, société en commandite. Dr. Coupal disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(3)

This percentage is calculated based upon 20,969,257 shares of the Issuer’s common stock outstanding (as of December 31, 2007), as set forth in the Issuer’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008, plus 37,397 shares of common stock issuable under a fully exercisable warrant owned by T2C2/Bio 2000, société en commandite.

CUSIP No. 87612C100	13G	Page 6 of 10 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Targanta Therapeutics Corporation (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 222 Third Street, Suite 2300, Cambridge, Massachusetts 02142.

Item 2	(a).	Name of Person Filing

T2C2/Bio 2000, société en commandite Gestion T2C2/Bio, s.e.c. Gestion T2C2 /Bio Inc. Dr. Bernard Coupal

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the T2C2 Parties is 1550 Metcalfe Street, Suite 502, Montreal, Québec, Canada H3A 1X6.

Item 2	(c).	Citizenship

Each of T2C2/Bio 2000, société en commandite, Gestion T2C2/Bio, s.e.c. and Gestion T2C2/Bio Inc. is organized under the laws of Québec. Dr. Coupal is a citizen of Canada.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.0001 (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 87612C100.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐ If this statement is filed pursuant to §240.13d-1(c), check this box.

CUSIP No. 87612C100	13G	Page 7 of 10 Pages

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

Item 4	(b).	Percent of Class

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of:

		(iv)	shared power to dispose or to direct the disposition of:

T2C2 Party	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
T2C2/Bio 2000, société en commandite	1,051,954	0	1,051,954	0	1,051,954	1,051,954	5.0%
Gestion T2C2/Bio, s.e.c.	0	0	1,051,954	0	1,051,954	1,051,954	5.0%
Gestion T2C2/Bio Inc.	0	0	1,051,954	0	1,051,954	1,051,954	5.0%
Dr. Bernard Coupal	0	0	1,051,954	0	1,051,954	1,051,954	5.0%

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 87612C100	13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2008	T2C2/BIO 2000, SOCIÉTÉ EN COMMANDITE
	By:	Gestion T2C2/Bio, s.e.c., its General Partner
By: Gestion T2C2/Bio, Inc., its General Partner

	By:	/s/ Bernard Coupal
	Name:	Dr. Bernard Coupal
	Title:	President

April 28, 2008	GESTION T2C2/BIO, S.E.C.
	By:	Gestion T2C2/Bio, Inc., its General Partner

	By:	/s/ Bernard Coupal
	Name:	Dr. Bernard Coupal
	Title:	President

April 28, 2008	GESTION T2C2/BIO, INC.

	By:	/s/ Bernard Coupal
	Name:	Dr. Bernard Coupal
	Title:	President

April 28, 2008	/s/ Bernard Coupal
Dr. Bernard Coupal

CUSIP No. 87612C100	13G	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.
99.1	Agreement pursuant to 13d-1(k)(1) among T2C2/Bio 2000, société en commandite, Gestion T2C2/Bio, s.e.c., Gestion T2C2/Bio Inc. and Dr. Bernard Coupal.

CUSIP No. 87612C100	13G	Page 10 of 10 Pages

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

April 28, 2008	T2C2/BIO 2000, SOCIÉTÉ EN COMMANDITE
	By:	Gestion T2C2/Bio, s.e.c., its General Partner
By: Gestion T2C2/Bio, Inc., its General Partner

	By:	/s/ Bernard Coupal
	Name:	Dr. Bernard Coupal
	Title:	President

April 28, 2008	GESTION T2C2/BIO, S.E.C.
	By:	Gestion T2C2/Bio, Inc., its General Partner

	By:	/s/ Bernard Coupal
	Name:	Dr. Bernard Coupal
	Title:	President

April 28, 2008	GESTION T2C2/BIO, INC.

	By:	/s/ Bernard Coupal
	Name:	Dr. Bernard Coupal
	Title:	President

April 28, 2008	/s/ Bernard Coupal
Dr. Bernard Coupal